[MICHAEL BAKER CORPORATION LETTERHEAD]
March 2, 2011
Mr. Tom Kluck
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010
Re:	Michael Baker Corporation Registration Statement on Form S-3 Filed February 4, 2011 File No. 333-172055
Dear Mr. Kluck:
          This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 28, 2011, with respect to the above-referenced Registration Statement on Form S-3 initially filed with the Commission on February 4, 2011 (the “Registration Statement”). Simultaneously with this letter, Michael Baker Corporation (the “Company”) is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), revising the Registration Statement to reflect the Company’s responses to the Staff’s comments.
          The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter. The Company’s responses follow each of the Staff’s comments.
General
1.	SEC COMMENT: We note that in your filing and in publicly available information your company name is Michael Baker Corporation. However, on EDGAR, you are listed as Baker Michael Corp. Please revise as appropriate to provide your correct name.
RESPONSE: We acknowledge the Staff’s comment and have revised our company name as provided on EDGAR to be listed as “Michael Baker Corp”. (Please note that, as the EDGAR system automatically abbreviates the word “Corporation” to “CORP”, we were unable to be listed as “Michael Baker Corporation”.)
2.	SEC COMMENT: We note that you have not filed the statement of eligibility of the trustee. Please file this in accordance with the requirements of Item 601(b)(25) of Regulation S-K. To the extent you intend to rely upon Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis, you must note this in the exhibit list. If you intend to designate the trustee on a delayed basis, please be aware that companies relying upon Section 305(b)(2) must separately file the Form T-1 under the electronic form type “305B2.” In this situation, companies should not file the Form T-1 in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. Please refer to Section 220.01 under 1930 Act — General Guidance, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm and revise your exhibit index accordingly.
RESPONSE: The Company intends to rely upon Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis. Based on the Staff’s comment, the Company has revised the exhibit index in Amendment No. 1 to reflect that, pursuant to Section 305(b)(2) of the Trust Indenture Act, the trustee will be designated on a delayed basis and that the Company will separately file a Form T-1 under the electronic form type “305B2.”
In connection with the above response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (412) 269-2532.
Sincerely,
/s/ H. James McKnight

H. James McKnight
Executive Vice President, Chief Legal Officer & Corporate Secretary
Michael Baker Corporation
Cc: Stacie D. Gorman